SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Real-Time Service Optimization Selected by Agero to Enhance and Accelerate Response to Motorists in Distress, Dated June 4, 2013

99.2	Press Release: NICE Partners with Bunchball to Gamify Workforce Optimization Solutions, Dated June 5, 2013

99.3	Press Release: NICE Launches Proactive Compliance Solution for Trading FloorsDated June 10, 2013

99.4	Press Release: NICE Actimize Positioned as a “Category Leader” in 2013 Chartis RiskTech QuadrantTM For Enterprise Fraud Management Solutions for Financial Services Dated June 11, 2013

99.5	Press Release: NICE to Demonstrate NG9-1-1 Solutions at NENA 2013, Dated June 13, 2013

99.6	Press Release: NICE Fizzback Receives 2013 CRM Excellence Award from TMC CUSTOMER Magazine Dated June 19, 2013

99.7	Press Release: NICE Ranked Again as Market Leader in Workforce Management by Analyst Firm DMG Consulting, Dated June 24, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated: July 1, 2013

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Real-Time Service Optimization Selected by Agero to Enhance and Accelerate Response to Motorists in Distress, Dated June 4, 2013

99.2	Press Release: NICE Partners with Bunchball to Gamify Workforce Optimization Solutions, Dated June 5, 2013

99.3	Press Release: NICE Launches Proactive Compliance Solution for Trading Floors, Dated June 10, 2013

99.4	Press Release: NICE Actimize Positioned as a “Category Leader” in 2013 Chartis RiskTech QuadrantTM For Enterprise Fraud Management Solutions for Financial Services, Dated June 11, 2013

99.5	Press Release: NICE to Demonstrate NG9-1-1 Solutions at NENA 2013, Dated June 13, 2013

99.6	Press Release: NICE Fizzback Receives 2013 CRM Excellence Award from TMC CUSTOMER Magazine Dated June 19, 2013

99.7	Press Release: NICE Ranked Again as Market Leader in Workforce Management by Analyst Firm DMG Consulting, Dated June 24, 2013